April 3, 2008

VIA EDGAR Mr. Jeffrey Riedler Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:  Rite Aid Corporation

Dear Mr. Riedler:

On behalf of Rite Aid Corporation, a Delaware Corporation (the "Company"), set forth below are responses to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 27, 2008 (the "Comment Letter").  For the convenience of the Staff, the response has been numbered to correspond to the comment in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

Certain Relationships and Related Transactions

Schedule 14A

Relationship with Leonard Green & Partners L.P., page 44

1.
We note your response to Comment 2 and reissue the comment in part.  Although the agreement you have with Leonard Green & Partners, L.P. for financial services is immaterial in amount to Rite Aid's bottom line, it is not immaterial in significance, as it involves compensation to directors for services provided.  Please file as an exhibit to your Form 10-K for the Fiscal Year Ended March 1, 2008 the agreement you have with Leonard Green & Partners, L.P., as the agreement is a related party agreement and therefore subject to Item 601(b)(10)(ii)(A) or Regulation S-K.

The Company acknowledges the Staff's comment and will file its financial services agreement with Leonard Green & Partners, L.P., as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2008.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (717) 975-5838, Kevin Twomey at (717) 731-6540 or Robert B. Sari at (717) 975-5833.

Sincerely,

/s/ Douglas E. Donley
Douglas E. Donley

cc:	Don Abbott
Dana Hartz
Jim B. Rosenberg
Rose Zukin
Securities and Exchange Commission
Kevin Twomey
Robert B. Sari
Matthew Schroeder
Rite Aid Corporation
Michael J. Zeidel
Laura Amy Kaufmann
Skadden, Arps, Slate, Meagher & Flom LLP